Management's Discussion and Analysis

This Management's Discussion and Analysis (MD&A) dated April 23, 2018, relates to the consolidated financial position and results of operations of Canadian National Railway Company, and, as the context requires, its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's 2018 unaudited Interim Consolidated Financial Statements and Notes thereto. It should also be read in conjunction with the Company's 2017 audited Annual Consolidated Financial Statements and Notes thereto, and the 2017 Annual MD&A. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2017 Annual Information Form and Form 40-F, may be found online on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting the Corporate Secretary's Office.

Business profile

CN is engaged in the rail and related transportation business. CN's network, of approximately 20,000 route miles of track, spans Canada and mid-America, uniquely connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN's extensive network and efficient connections to all Class I railroads provide CN customers access to Canada, the United States (U.S.) and Mexico. A true backbone of the economy, CN handles over $250 billion worth of goods annually and carries over 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers.
CN's rail freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. For the year ended December 31, 2017, no individual commodity group accounted for more than 25% of total revenues. From a geographic standpoint, 16% of revenues relate to U.S. domestic traffic, 33% transborder traffic, 17% Canadian domestic traffic and 34% overseas traffic. The Company is the originating carrier for over 85%, and the originating and terminating carrier for over 65%, of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Strategy overview

A description of the Company's strategy is provided in the section entitled Strategy overview of the Company's 2017 Annual MD&A.

2018 First quarter highlights
Restoring capacity and service excellence
In the first quarter of 2018, amid continued strong demand, the Company faced challenging operating conditions. Harsh winter weather, which necessitated extended periods of operating restrictions, as well as capacity constraints in key portions of the network, reduced fluidity and resiliency. These factors slowed network velocity, which further limited the Company's ability to move more volumes and resulted in increased costs. To accommodate a continued strong demand environment, enable growth and improve network resiliency, the Company increased its capital budget during the first quarter of 2018 and continues to hire and qualify train crews across its network.

24    CN | 2018 Quarterly Review – First Quarter

Management's Discussion and Analysis

Financial highlights
•	Net income decreased by $143 million, or 16%, to $741 million, and diluted earnings per share decreased by 14% to $1.00, in the first quarter of 2018 when compared to the same period in 2017.
•
Adjusted net income decreased by $138 million, or 16%, to $741 million, and adjusted diluted earnings per share decreased by 13% to $1.00, in the first quarter of 2018 when compared to the same period in 2017. (1)

•	Operating income was $1,030 million in the first quarter of 2018, a decrease of $194 million, or 16%, over the same quarter of 2017. (2)
•	CN's operating ratio was 67.8% in the first quarter of 2018, a 6.0-point increase from the first quarter of 2017. (2)
•	Free cash flow was $322 million in the first quarter of 2018, compared to $848 million for the same period in 2017. (3)
•	The Company repurchased 6.5 million common shares, returning $631 million to its shareholders, in the first quarter of 2018.
•	CN paid a quarterly dividend of $0.4550 per share, representing an increase of 10% when compared to the same period in 2017, amounting to $336 million.
•
The Company increased its budget for capital spending by $0.2 billion to approximately $3.4 billion for initiatives to increase capacity, enable growth and improve network resiliency, including additional track infrastructure expansion, and investments in yards and intermodal terminals.

(1)   See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.
(2)   The Company adopted Accounting Standards Update (ASU) 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in the first quarter of 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. The adoption of ASU 2017-07 had the effect of increasing the Company's operating ratio by 2.5% and 2.4% for the three months ended March 31, 2018 and 2017, respectively. Additional information is provided in the section of this MD&A entitled Recent accounting pronouncements.
(3)   See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.

2018 Business outlook and assumptions
The Company continues to expect growth across a range of commodities, particularly in intermodal traffic, frac sand, Canadian coal exports, Canadian grain, refined petroleum products, and lumber and panels; as well as lower volumes of potash. The Company now also expects higher volumes of U.S. coal exports and crude oil, as well as lower volumes of U.S. grain.
Underpinning the 2018 business outlook, the Company assumes that North American industrial production will increase in the range of two to three percent. For the 2017/2018 crop year, the grain crops in both Canada and the U.S. were above their respective three-year averages. The Company assumes that the 2018/2019 grain crops in both Canada and the U.S. will be in line with their respective three-year averages.
The forward-looking statements discussed in this section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements.

Organizational change

2018 Change in Leadership
On March 5, 2018, the Company's Board of Directors announced that Luc Jobin had left the Company and appointed Jean-Jacques Ruest Interim President and Chief Executive Officer of CN, in addition to retaining his position as Executive Vice-President and Chief Marketing Officer.

25    CN | 2018 Quarterly Review – First Quarter

Management's Discussion and Analysis

Forward-looking statements

Certain statements included in this MD&A are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets" or other similar words.
Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements. See also the section of this MD&A entitled Strategy overview - 2018 Business outlook and assumptions.

Forward-looking statements	Key assumptions
Statements relating to revenue growth opportunities, including	• North American and global economic growth
those referring to general economic and business conditions	• Long-term growth opportunities being less affected by current economic conditions

Statements relating to the Company's ability to meet debt	• North American and global economic growth
repayments and future obligations in the foreseeable future,	• Adequate credit ratios
including income tax payments, and capital spending	• Investment-grade credit ratings
• Access to capital markets
• Adequate cash generated from operations and other sources of financing
• Reasonable interpretations of existing or future tax laws and regulations

Statements relating to pension contributions	• Adequate cash generated from operations and other sources of financing
• Adequate long-term return on investment on pension plan assets
• Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled Business risks of this MD&A and the Company's 2017 Annual MD&A for a description of major risk factors.
  Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

26    CN | 2018 Quarterly Review – First Quarter

Management's Discussion and Analysis

Financial highlights

	Three months ended March 31
In millions, except percentage and per share data	2018	2017
Revenues	$3,194	$3,206
Operating income (1)	$1,030	$1,224
Net income	$741	$884
Adjusted net income (2)	$741	$879
Basic earnings per share	$1.00	$1.16
Adjusted basic earnings per share (2)	$1.00	$1.15
Diluted earnings per share	$1.00	$1.16
Adjusted diluted earnings per share (2)	$1.00	$1.15
Dividends declared per share	$0.4550	$0.4125
Total assets	$38,758	$37,330
Total long-term liabilities	$17,808	$19,242
Operating ratio (1)	67.8%	61.8%
Free cash flow (3)	$322	$848

(1)
The Company adopted ASU 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in the first quarter of 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. The adoption of ASU 2017-07 had the effect of increasing the Company's operating ratio by 2.5% and 2.4% for the three months ended March 31, 2018 and 2017, respectively. Additional information is provided in the section of this MD&A entitled Recent accounting pronouncements.

(2)	See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.
(3)	See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.

Financial results

First quarter of 2018 compared to corresponding period in 2017
Net income for the first quarter of 2018 was $741 million, a decrease of $143 million, or 16%, and diluted earnings per share decreased by 14% to $1.00, when compared to the same period in 2017.
Operating income for the quarter ended March 31, 2018 decreased by $194 million, or 16%, to $1,030 million. The decrease in operating income is mainly due to challenging operating conditions, including harsh winter weather and low network resiliency.
The operating ratio, defined as operating expenses as a percentage of revenues, was 67.8% in the first quarter of 2018, compared to 61.8% in the first quarter of 2017, a 6.0-point increase.
Revenues for the first quarter of 2018 totaled $3,194 million compared to $3,206 million for the same period in 2017. The decrease of $12 million was mainly attributable to reduced revenue ton miles (RTMs) resulting from challenging operating conditions, including harsh winter weather and low network resiliency, as well as the negative translation impact of a stronger Canadian dollar, partly offset by higher applicable fuel surcharge rates and freight rate increases.
  Operating expenses for the first quarter of 2018 amounted to $2,164 million compared to $1,982 million in 2017. The increase of $182 million, or 9%, was mainly driven by higher costs due to challenging operating conditions, including harsh winter weather and low network resiliency, higher labor costs including training costs for new employees, and higher fuel prices, partly offset by the positive translation impact of a stronger Canadian dollar.

27    CN | 2018 Quarterly Review – First Quarter

Management's Discussion and Analysis

Non-GAAP measures

This MD&A makes reference to non-GAAP measures including adjusted performance measures, constant currency, free cash flow, and adjusted debt-to-adjusted EBITDA multiple, that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.
For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections entitled Adjusted performance measures, Constant currency and Liquidity and capital resources.

Adjusted performance measures

Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses these measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of items in adjusted net income and adjusted earnings per share does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three months ended March 31, 2018, the Company's reported and adjusted net income was $741 million, or $1.00 per diluted share.
For the three months ended March 31, 2017, the Company's adjusted net income was $879 million, or $1.15 per diluted share, which excludes a deferred income tax recovery of $5 million ($0.01 per diluted share) resulting from the enactment of a lower provincial corporate income tax rate.
The following table provides a reconciliation of net income and earnings per share, as reported for the three months ended March 31, 2018 and 2017, to the adjusted performance measures presented herein:

	Three months ended March 31
In millions, except per share data	2018	2017
Net income as reported	$741	$884
Adjustment: Income tax recovery	-	(5)
Adjusted net income	$741	$879
Basic earnings per share as reported	$1.00	$1.16
Impact of adjustment, per share	-	(0.01)
Adjusted basic earnings per share	$1.00	$1.15
Diluted earnings per share as reported	$1.00	$1.16
Impact of adjustment, per share	-	(0.01)
Adjusted diluted earnings per share	$1.00	$1.15

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.26 and $1.32 per US$1.00 for the three months ended March 31, 2018 and 2017, respectively.
On a constant currency basis, the Company's net income for the three months ended March 31, 2018 would have been higher by $24 million ($0.03 per diluted share).

28    CN | 2018 Quarterly Review – First Quarter

Management's Discussion and Analysis

Revenues

	Three months ended March 31
In millions, unless otherwise indicated	2018	2017	% Change	% Change at constant currency
Rail freight revenues	$3,066	$3,075	-	2%
Other revenues	128	131	(2%)	1%
Total revenues	$3,194	$3,206	-	2%
Rail freight revenues
Petroleum and chemicals	$564	$584	(3%)	-
Metals and minerals	388	361	7%	11%
Forest products	422	447	(6%)	(2%)
Coal	142	129	10%	13%
Grain and fertilizers	539	607	(11%)	(9%)
Intermodal	814	742	10%	12%
Automotive	197	205	(4%)	-
Total rail freight revenues	$3,066	$3,075	-	2%
Revenue ton miles (RTMs) (millions)	57,185	59,776	(4%)	(4%)
Rail freight revenue/RTM (cents)	5.36	5.14	4%	7%
Carloads (thousands)	1,408	1,368	3%	3%
Rail freight revenue/carload (dollars)	2,178	2,248	(3%)	-

Revenues for the first quarter of 2018 totaled $3,194 million compared to $3,206 million for the same period in 2017. The decrease of $12 million was mainly attributable to reduced RTMs resulting from challenging operating conditions, including harsh winter weather and low network resiliency, as well as the negative translation impact of a stronger Canadian dollar, partly offset by higher applicable fuel surcharge rates and freight rate increases.
Fuel surcharge revenues increased by $70 million in the first quarter of 2018 when compared to the same period in 2017, as a result of higher applicable fuel surcharge rates.
RTMs, measuring the relative weight and distance of rail freight transported by the Company, declined by 4% in the first quarter of 2018 relative to the same period in 2017. Rail freight revenue per RTM increased by 4% when compared to the same period in 2017, mainly driven by favorable changes in traffic mix, a decrease in the average length of haul, higher applicable fuel surcharge rates and freight rate increases, partly offset by the negative translation impact of a stronger Canadian dollar.

Petroleum and chemicals
	Three months ended March 31
	2018	2017	% Change	% Change at constant currency
Revenues (millions)	$564	$584	(3%)	-
RTMs (millions)	10,619	11,828	(10%)	(10%)
Revenue/RTM (cents)	5.31	4.94	7%	11%
Carloads (thousands)	153	157	(3%)	(3%)

Revenues for this commodity group decreased by $20 million, or 3%, in the first quarter of 2018 when compared to the same period in 2017. The decrease was mainly due to lower volumes of crude oil and the negative translation impact of a stronger Canadian dollar, partly offset by freight rate increases, higher applicable fuel surcharge rates and higher volumes of refined petroleum products.
Revenue per RTM increased by 7% in the first quarter of 2018 when compared to the same period in 2017, mainly due to a decrease in the average length of haul, freight rate increases and higher applicable fuel surcharge rates, partly offset by the negative translation impact of a stronger Canadian dollar.

29    CN | 2018 Quarterly Review – First Quarter

Management's Discussion and Analysis

Metals and minerals
	Three months ended March 31
	2018	2017	% Change	% Change at constant currency
Revenues (millions)	$388	$361	7%	11%
RTMs (millions)	6,938	6,443	8%	8%
Revenue/RTM (cents)	5.59	5.60	-	3%
Carloads (thousands)	242	232	4%	4%

Revenues for this commodity group increased by $27 million, or 7%, in the first quarter of 2018 when compared to the same period in 2017. The increase was mainly due to higher volumes of frac sand resulting from increased sand usage per well, freight rate increases, and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar.
Revenue per RTM remained flat in the first quarter of 2018 when compared to the same period in 2017, mainly due to an increase in the average length of haul and the negative translation impact of a stronger Canadian dollar, offset by freight rate increases and higher applicable fuel surcharge rates.

Forest products
	Three months ended March 31
	2018	2017	% Change	% Change at constant currency
Revenues (millions)	$422	$447	(6%)	(2%)
RTMs (millions)	6,961	7,690	(9%)	(9%)
Revenue/RTM (cents)	6.06	5.81	4%	8%
Carloads (thousands)	100	107	(7%)	(7%)

Revenues for this commodity group decreased by $25 million, or 6%, in the first quarter of 2018 when compared to the same period in 2017. The decrease was mainly due to lower volumes of a broad range of forest products and the negative translation impact of a stronger Canadian dollar, partly offset by freight rate increases and higher applicable fuel surcharge rates.
Revenue per RTM increased by 4% in the first quarter of 2018 when compared to the same period in 2017, mainly due to a decrease in the average length of haul, freight rate increases, and higher applicable fuel surcharge rates, partly offset by the negative translation impact of a stronger Canadian dollar.

Coal
	Three months ended March 31
	2018	2017	% Change	% Change at constant currency
Revenues (millions)	$142	$129	10%	13%
RTMs (millions)	3,708	3,602	3%	3%
Revenue/RTM (cents)	3.83	3.58	7%	10%
Carloads (thousands)	80	73	10%	10%

Revenues for this commodity group increased by $13 million, or 10%, in the first quarter of 2018 when compared to the same period in 2017. The increase was mainly due to higher volumes of U.S. domestic thermal coal to U.S. utilities, freight rate increases, and higher applicable fuel surcharge rates, partly offset by the negative translation impact of a stronger Canadian dollar.
Revenue per RTM increased by 7% in the first quarter of 2018 when compared to the same period in 2017, mainly due to a decrease in the average length of haul, freight rate increases, and higher applicable fuel surcharge rates, partly offset by the negative translation impact of a stronger Canadian dollar.

30    CN | 2018 Quarterly Review – First Quarter

Management's Discussion and Analysis

Grain and fertilizers
	Three months ended March 31
	2018	2017	% Change	% Change at constant currency
Revenues (millions)	$539	$607	(11%)	(9%)
RTMs (millions)	13,605	15,487	(12%)	(12%)
Revenue/RTM (cents)	3.96	3.92	1%	4%
Carloads (thousands)	145	164	(12%)	(12%)

Revenues for this commodity group decreased by $68 million, or 11%, in the first quarter of 2018 when compared to the same period in 2017. The decrease was mainly due to lower export volumes of Canadian canola and peas, reduced exports of U.S. corn and soybeans, and lower potash shipments; as well as the negative translation impact of a stronger Canadian dollar; partly offset by freight rate increases and higher applicable fuel surcharge rates.
Revenue per RTM increased by 1% in the first quarter of 2018 when compared to the same period in 2017, mainly due to freight rate increases and higher applicable fuel surcharge rates, partly offset by the negative translation impact of a stronger Canadian dollar.

Intermodal
	Three months ended March 31
	2018	2017	% Change	% Change at constant currency
Revenues (millions)	$814	$742	10%	12%
RTMs (millions)	14,368	13,704	5%	5%
Revenue/RTM (cents)	5.67	5.41	5%	6%
Carloads(thousands)	624	568	10%	10%

Revenues for this commodity group increased by $72 million, or 10%, in the first quarter of 2018 when compared to the same period in 2017. The increase was mainly due to higher volumes of international container traffic via the ports of Prince Rupert and Vancouver, and higher applicable fuel surcharge rates, partly offset by the negative translation impact of a stronger Canadian dollar.
Revenue per RTM increased by 5% in the first quarter of 2018 when compared to the same period in 2017, mainly due to favorable changes in traffic mix and higher applicable fuel surcharge rates, partly offset by the negative translation impact of a stronger Canadian dollar.

Automotive
	Three months ended March 31
	2018	2017	% Change	% Change at constant currency
Revenues (millions)	$197	$205	(4%)	-
RTMs (millions)	986	1,022	(4%)	(4%)
Revenue/RTM (cents)	19.98	20.06	-	3%
Carloads (thousands)	64	67	(4%)	(4%)

Revenues for this commodity group decreased by $8 million, or 4%, in the first quarter of 2018 when compared to the same period in 2017. The decrease was mainly due to lower volumes of domestic finished vehicle traffic and the negative translation impact of a stronger Canadian dollar, partly offset by higher applicable fuel surcharge rates.
Revenue per RTM remained flat in the first quarter of 2018 when compared to the same period in 2017, mainly due to an increase in the average length of haul and the negative translation impact of a stronger Canadian dollar, offset by higher applicable fuel surcharge rates.

31    CN | 2018 Quarterly Review – First Quarter

Management's Discussion and Analysis

Other revenues
	Three months ended March 31
	2018	2017	% Change	% Change at constant currency
Revenues (millions)	$128	$131	(2%)	1%

Other revenues decreased by $3 million, or 2%, in the first quarter of 2018 when compared to the same period in 2017, mainly due to the negative translation impact of a stronger Canadian dollar.

Operating expenses

Operating expenses for the first quarter of 2018 amounted to $2,164 million compared to $1,982 million in 2017. The increase of $182 million, or 9%, was mainly driven by higher costs due to challenging operating conditions, including harsh winter weather and low network resiliency, higher labor costs including training costs for new employees, and higher fuel prices, partly offset by the positive translation impact of a stronger Canadian dollar.

	Three months ended March 31
			% Change	% Change at constant currency
In millions	2018	2017
Labor and fringe benefits (1)	$714	$659	(8%)	(10%)
Purchased services and material	481	440	(9%)	(11%)
Fuel	393	342	(15%)	(20%)
Depreciation and amortization	323	323	-	(2%)
Equipment rents	113	101	(12%)	(16%)
Casualty and other	140	117	(20%)	(22%)
Total operating expenses (1)	$2,164	$1,982	(9%)	(12%)

(1)
The Company adopted ASU 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in the first quarter of 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. Additional information is provided in the section of this MD&A entitled Recent accounting pronouncements.

Labor and fringe benefits
Labor and fringe benefits expense increased by $55 million, or 8%, in the first quarter of 2018 when compared to the same period in 2017. The increase was primarily due to higher headcount, general wage increases, higher overtime costs and higher training costs for new employees, partly offset by the positive translation impact of a stronger Canadian dollar and lower stock-based compensation expense.

Purchased services and material
Purchased services and material expense increased by $41 million, or 9%, in the first quarter of 2018 when compared to the same period in 2017. The increase was mainly due to higher costs of services purchased from outside contractors and higher materials costs, partly offset by the positive translation impact of a stronger Canadian dollar.

Fuel
Fuel expense increased by $51 million, or 15%, in the first quarter of 2018 when compared to the same period in 2017. The increase was primarily due to higher fuel prices, partly offset by the positive translation impact of a stronger Canadian dollar.

Depreciation and amortization
Depreciation and amortization expense remained flat in the first quarter of 2018 when compared to the same period in 2017.

Equipment rents
Equipment rents expense increased by $12 million, or 12%, in the first quarter of 2018 when compared to the same period in 2017. The increase was primarily due to higher car hire expense and costs for locomotives, partly offset by the positive translation impact of a stronger Canadian dollar.

32    CN | 2018 Quarterly Review – First Quarter

Management's Discussion and Analysis

Casualty and other
Casualty and other expense increased by $23 million, or 20%, in the first quarter of 2018 when compared to the same period in 2017. The increase was mainly due to higher legal provisions and incident costs, partly offset by the positive translation impact of a stronger Canadian dollar.

Other income and expenses

Interest expense
Interest expense was $122 million for both the three months ended March 31, 2018 and 2017.

Other components of net periodic benefit income
Other components of net periodic benefit income was $77 million for the three months ended March 31, 2018 compared to $79 million for the same period in 2017.

Other income
Other income was $6 million for the three months ended March 31, 2018 compared to $2 million for the same period in 2017.

Income tax expense
The Company recorded an income tax expense of $250 million for the three months ended March 31, 2018 compared to $299 million for the same period in 2017. Included in the 2017 figure was a deferred income tax recovery of $5 million resulting from the enactment of a lower provincial corporate income tax rate.
The effective tax rate for the three months ended March 31, 2018 was 25.2% compared to 25.3% for the same period in 2017. Excluding the aforementioned deferred income tax recovery, the effective tax rate for the first quarter of 2017 was 25.7%. The variance in the effective tax rate was mainly attributable to a lower U.S. Federal corporate income tax rate in 2018.

Summary of quarterly financial data

	2018 Quarter	2017 Quarters				2016 Quarters
In millions, except per share data	First	Fourth (1)	Third (2)	Second (3)	First (4)	Fourth (5)	Third	Second (6)
Revenues	$3,194	$3,285	$3,221	$3,329	$3,206	$3,217	$3,014	$2,842
Net income	$741	$2,611	$958	$1,031	$884	$1,018	$972	$858
Basic earnings per share	$1.00	$3.50	$1.28	$1.36	$1.16	$1.33	$1.26	$1.10
Diluted earnings per share	$1.00	$3.48	$1.27	$1.36	$1.16	$1.32	$1.25	$1.10
Dividends per share	$0.4550	$0.4125	$0.4125	$0.4125	$0.4125	$0.3750	$0.3750	$0.3750

Reconciliation of operating income (7)
Operating income as originally reported	NA	$1,301	$1,459	$1,495	$1,303	$1,395	1,407	1,293
Adjustment: Other components of net
periodic benefit income	NA	(76)	(80)	(80)	(79)	(62)	(73)	(78)
Operating income	$1,030	$1,225	$1,379	$1,415	$1,224	$1,333	$1,334	$1,215

(1)
Included in Net income was a deferred income tax recovery of $1,764 million that resulted from the enactment of the Tax Cuts and Jobs Act ("U.S. Tax Reform") and a deferred income tax expense of $50 million that resulted from the enactment of higher provincial corporate income tax rates.

(2)	Included in Net income was a deferred income tax expense of $31 million that resulted from the enactment of a higher state corporate income tax rate.
(3)	Included in Net income was a deferred income tax recovery of $18 million that resulted from the enactment of a lower provincial corporate income tax rate.
(4)	Included in Net income was a deferred income tax recovery of $5 million that resulted from the enactment of a lower provincial corporate income tax rate.
(5)	Included in Net income was a gain on disposal of the Viaduc du Sud of $76 million, or $66 million after-tax, which was recorded in Other income.
(6)	Included in Net income was a deferred income tax expense of $7 million that resulted from the enactment of a higher provincial corporate income tax rate.
(7)
The Company adopted ASU 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in the first quarter of 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. Additional information is provided in the section of this MD&A entitled Recent accounting pronouncements.

33    CN | 2018 Quarterly Review – First Quarter

Management's Discussion and Analysis

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section entitled Business risks of the Company's 2017 Annual MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

Liquidity and capital resources

An analysis of the Company's liquidity and capital resources is provided in the section entitled Liquidity and capital resources of the Company's 2017 Annual MD&A. There were no significant changes during the first three months of 2018, except as noted below.
As at March 31, 2018 and December 31, 2017, the Company had Cash and cash equivalents of $242 million and $70 million, respectively; Restricted cash and cash equivalents of $483 million and $483 million, respectively; and a working capital deficit of $1,681 million and $1,793 million, respectively. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.
The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations. The Company is not aware of any trends or expected fluctuations in its liquidity that would impact its ongoing operations or financial condition as at the date of this MD&A.

Available financing sources
Shelf prospectus and registration statement
On February 6, 2018, under its previous shelf prospectus and registration statement, the Company issued US$300 million ($374 million) 2.40% Notes due 2020 and US$600 million ($749 million) 3.65% Notes due 2048 in the U.S. capital markets, which resulted in net proceeds of $1,106 million.

On February 13, 2018, the Company filed a new shelf prospectus with Canadian securities regulators and a registration statement with the SEC, pursuant to which CN may issue up to $6.0 billion of debt securities in the Canadian and U.S. capital markets over the 25 months from the filing date. This shelf prospectus and registration statement replaces CN's previous shelf prospectus and registration statement that expired on February 6, 2018. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

Revolving credit facility
On March 15, 2018, the Company's revolving credit facility agreement was amended, which extended the term of the credit facility by one year and will increase the credit facility from $1.3 billion to $1.8 billion, effective May 5, 2018. The increase in capacity will provide the Company with additional financial flexibility. The amended credit facility of $1.8 billion will consist of a $900 million tranche maturing on May 5, 2021 and a $900 million tranche maturing on May 5, 2023. The accordion feature, which provides for an additional $500 million subject to the consent of individual lenders, remains unchanged. As at March 31, 2018 and December 31, 2017, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the three months ended March 31, 2018.

Commercial paper
The Company's commercial paper programs are backstopped by the Company's revolving credit facility agreement. As of May 5, 2018, the maximum aggregate principal amount of commercial paper that could be issued will increase to $1.8 billion, or the US dollar equivalent on a combined basis. As at March 31, 2018 and December 31, 2017, the Company had total commercial paper borrowings of US$740 million ($953 million) and US$760 million ($955 million), respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program
As at March 31, 2018, the Company had accounts receivable securitization borrowings of $180 million ($421 million, consisting of $320 million and US$80 million ($101 million) as at December 31, 2017) presented in Current portion of long-term debt on the Consolidated Balance Sheets. As at March 31, 2018, the borrowings were secured by and limited to $201 million ($476 million as at December 31, 2017) of accounts receivable.

34    CN | 2018 Quarterly Review – First Quarter

Management's Discussion and Analysis

Bilateral letter of credit facilities
The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 15, 2018, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2021. As at March 31, 2018, the Company had outstanding letters of credit of $396 million ($394 million as at December 31, 2017) under the committed facilities from a total available amount of $440 million ($437 million as at December 31, 2017) and $137 million ($136 million as at December 31, 2017) under the uncommitted facilities. As at March 31, 2018, included in Restricted cash and cash equivalents was $400 million ($400 million as at December 31, 2017) and $80 million ($80 million as at December 31, 2017) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Additional information relating to the Company's financing sources is provided in the section entitled Liquidity and capital resources – Available financing sources of the Company's 2017 Annual MD&A as well as Note 6 – Financing activities to the Company's unaudited Interim Consolidated Financial Statements.

Credit ratings
The Company's long-term debt and commercial paper credit ratings remain unchanged from those described in the section entitled Liquidity and capital resources – Credit ratings of the Company's 2017 Annual MD&A.

Cash flows
	Three months ended March 31
In millions	2018	2017	Variance
Net cash provided by operating activities	$755	$1,256	$(501)
Net cash used in investing activities	(433)	(408)	(25)
Net cash used in financing activities	(159)	(794)	635
Effect of foreign exchange fluctuations on US dollar-denominated cash, cash equivalents,
restricted cash, and restricted cash equivalents	9	(2)	11
Net increase in cash, cash equivalents, restricted cash, and restricted cash equivalents	172	52	120
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	553	672	(119)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$725	$724	$1

Operating activities
Net cash provided by operating activities decreased by $501 million in the first quarter of 2018 when compared to the same period in 2017 due to unfavorable changes in operating assets and liabilities mainly as a result of a decrease in Accounts payable and other and lower Net income.

Pension contributions
The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations.
Actuarial valuations are generally required on an annual basis for all Canadian plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions (OSFI). Actuarial valuations are also required annually for the Company's U.S. qualified pension plans. For accounting purposes, the funded status is calculated under GAAP. For funding purposes, the funded status of the Company's Canadian registered defined benefit pension plans is calculated under going concern and solvency scenarios as prescribed under federal pension legislation and is subject to guidance issued by the Canadian Institute of Actuaries and OSFI. The federal pension legislation requires funding deficits to be paid over a number of years. Alternatively, a letter of credit can be subscribed to fulfill solvency deficit payments.
The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans conducted as at December 31, 2016 indicated a funding excess on a going concern basis of approximately $2.6 billion and a funding excess on a solvency basis of approximately $0.2 billion calculated using the three-year average of the plans' hypothetical wind-up ratio. The Company's next actuarial valuations for funding purposes for its Canadian registered pension plans required as at December 31, 2017 will be performed in 2018. These actuarial valuations are expected to identify a funding excess on a going concern basis of approximately $3.1 billion, while on a solvency basis a funding excess of approximately $0.5 billion is expected.
Pension contributions for the three months ended March 31, 2018 and 2017 of $36 million and $67 million, respectively, primarily represent contributions to the CN Pension Plan, for the current service cost as determined under the Company's applicable actuarial valuations for funding purposes. The decrease was mainly due to lower current service cost contributions remitted in advance for 2018

35    CN | 2018 Quarterly Review – First Quarter

Management's Discussion and Analysis

compared to 2017. In 2018, the Company expects to make total cash contributions of approximately $125 million for all of the Company's pension plans.
Adverse changes to the assumptions used to calculate the Company's funding status, particularly the discount rate, as well as changes to existing federal pension legislation could significantly impact the Company's future pension contributions.
Additional information relating to the pension plans is provided in Note 12 – Pensions and other postretirement benefits to the Company's 2017 Annual Consolidated Financial Statements.

Income tax payments
Net income tax payments increased by $111 million in the first three months of 2018 when compared to the same period in 2017, mainly due to a higher required final payment in Canada for the 2017 fiscal year, made in February 2018, partially offset by lower income tax payments in the U.S. For 2018, the Company's net income tax payments are now expected to be approximately $800 million.

Investing activities
Net cash used in investing activities increased by $25 million in the first quarter of 2018 when compared to the same period in 2017, as a result of higher property additions.

Property additions
	Three months ended March 31
In millions	2018	2017
Track and roadway	$294	$299
Rolling stock	14	25
Buildings	9	9
Information technology	82	39
Other	26	24
Property additions (1)	$425	$396

(1)
Includes $114 million associated with the U.S. federal government legislative Positive Train Control implementation in the three months ended March 31, 2018 ($82 million in the three months ended March 31, 2017).

2018 Capital expenditure program
In the first quarter of 2018, the Company increased its budget for capital spending from approximately $3.2 billion to approximately $3.4 billion. The Company allocated an additional $0.2 billion for initiatives to increase capacity, enable growth and improve network resiliency, including additional track infrastructure expansion, and investments in yards and intermodal terminals. Additional details of the Company's 2018 capital program are provided in the section entitled Liquidity and capital resources – Cash flows of the Company's 2017 Annual MD&A.

Financing activities
Net cash used in financing activities decreased by $635 million in the first quarter of 2018 when compared to the same period in 2017, primarily driven by higher long-term debt issuances, partly offset by net repayments of accounts receivable securitization and commercial paper, and higher repurchases of common shares.

Debt financing activities
Debt financing activities in the first quarter of 2018 included the following:
•
On February 6, 2018, issuance of US$300 million ($374 million) 2.40% Notes due 2020 and US$600 million ($749 million) 3.65% Notes due 2048 in the U.S. capital markets, which resulted in total net proceeds of $1,106 million;

•	Proceeds from the accounts receivable securitization program of $180 million;
•	Repayment of accounts receivable securitization borrowings of $420 million;
•	Net repayment of commercial paper of $25 million; and
•	Repayment of capital leases of $11 million.

Debt financing activities in the first quarter of 2017 included the following:
•	Net issuance of commercial paper of $89 million; and
•	Repayment of capital leases of $10 million.

Additional information relating to the Company's outstanding debt securities is provided in Note 10 – Long-term debt to the Company's 2017 Annual Consolidated Financial Statements.

36    CN | 2018 Quarterly Review – First Quarter

Management's Discussion and Analysis

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 31.0 million common shares between October 30, 2017 and October 29, 2018. As at March 31, 2018, the Company had repurchased 9.4 million common shares for $924 million under its current NCIB.
  The following table provides the information related to the share repurchases for the three months ended March 31, 2018 and 2017:

	Three months ended March 31
In millions, except per share data	2018	2017
Number of common shares repurchased (1)	6.5	5.4
Weighted-average price per share (2)	$97.48	$90.73
Amount of repurchase (3)	$631	$491

(1)	Includes repurchases of common shares in the first quarter of 2017 pursuant to private agreements between the Company and arm's length third-party sellers.
(2)	Includes brokerage fees where applicable.
(3)	Includes settlements in subsequent periods.

Share Trusts
The Company's Employee Benefit Plan Trusts ("Share Trusts") purchase common shares on the open market, which are used to deliver common shares under the Share Units Plan. Additional information relating to Share Trusts is provided in Note 13 – Share capital to the Company's 2017 Annual Consolidated Financial Statements.
The following table provides the information related to the activity of the Share Trusts for the three months ended March 31, 2018 and 2017:

	Three months ended March 31
In millions, except per share data	2018	2017
Share settlements by Share Trusts
Number of common shares	0.4	0.3
Weighted-average price per share	$84.53	$77.99
Amount of settlement	$31	$24

Dividends paid
The Company paid quarterly dividends of $0.4550 per share amounting to $336 million in the first quarter of 2018, compared to $313 million, at the rate of $0.4125 per share for the same period in 2017.

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations for the following items as at March 31, 2018:
In millions	Total	2018	2019	2020	2021	2022	2023 & thereafter
Debt obligations (1)	$11,764	$1,810	$699	$387	$757	$316	$7,795
Interest on debt obligations	7,913	322	428	404	396	377	5,986
Capital lease obligations (2)	229	39	17	22	12	7	132
Operating lease obligations	553	108	114	81	62	41	147
Purchase obligations (3)	2,230	1,184	379	299	91	86	191
Other long-term liabilities (4)	724	67	41	65	48	38	465
Total contractual obligations	$23,413	$3,530	$1,678	$1,258	$1,366	$865	$14,716

(1)	Presented net of unamortized discounts and debt issuance costs and excludes capital lease obligations.
(2)	Includes $148 million of minimum lease payments and $81 million of imputed interest at rates ranging from 1.7% to 6.8%.
(3)
Includes fixed price commitments for locomotives, rail, engineering service contracts, outstanding information technology service contracts and licenses as well as other equipment and services. Also includes variable commitments for wheels and railroad ties based on forecasted volumes and fuel based on forecasted market prices.

(4)
Includes expected payments for workers' compensation, postretirement benefits other than pensions, net unrecognized tax benefits, environmental liabilities and pension obligations that have been classified as contractual settlement agreements.

37    CN | 2018 Quarterly Review – First Quarter

Management's Discussion and Analysis

Free cash flow
Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for the impact of major acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities as reported for the three months ended March 31, 2018 and 2017, to free cash flow:

	Three months ended March 31
In millions	2018	2017
Net cash provided by operating activities	$755	$1,256
Net cash used in investing activities	(433)	(408)
Free cash flow	$322	$848

Adjusted debt-to-adjusted EBITDA multiple
Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended March 31,	2018	2017
Debt		$11,912	$10,924
Adjustments:
Present value of operating lease commitments (1)		473	516
Pension plans in deficiency		456	440
Adjusted debt (2)		$12,841	$11,880
Net income		$5,341	$3,732
Interest expense		481	479
Income tax expense (recovery)		(444)	1,279
Depreciation and amortization		1,281	1,241
EBITDA		6,659	6,731
Adjustments:
Other income		(16)	(92)
Other components of net periodic benefit income		(313)	(292)
Operating lease expense		193	191
Adjusted EBITDA (2)		$6,523	$6,538
Adjusted debt-to-adjusted EBITDA multiple (times)		1.97	1.82

(1)	Operating lease commitments have been discounted using the Company's implicit interest rate for each of the periods presented.
(2)
In the first quarter of 2018, the Company redefined adjusted debt to include pension plans in deficiency, and adjusted EBITDA to exclude other components of net periodic benefit income and operating lease expense in order to better align the Company's definition of adjusted debt-to-adjusted EBITDA multiple with similar measures used by credit rating agencies. Comparative figures have been adjusted to conform to the current definition.

All forward-looking statements discussed in this section are subject to risks and uncertainties and are based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

38    CN | 2018 Quarterly Review – First Quarter

Management's Discussion and Analysis

Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at March 31, 2018, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 10 – Major commitments and contingencies to the Company's unaudited Interim Consolidated Financial Statements.

Outstanding share data

As at April 23, 2018, the Company had 735.3 million common shares and 5.7 million stock options outstanding.

Financial instruments

Risk management
In the normal course of business, the Company is exposed to various financial risks from its use of financial instruments, such as credit risk, liquidity risk, and market risks which include foreign currency risk, interest rate risk and commodity price risk. A description of these risks and how the Company manages them, is provided in the section entitled Financial instruments of the Company's 2017 Annual MD&A.

Foreign currency risk
The estimated annual impact on Net income of a one-cent change in the Canadian dollar relative to the US dollar is approximately $30 million.

Derivative financial instruments
As at March 31, 2018, the Company had outstanding foreign exchange forward contracts with a notional value of US$1,576 million (US$887 million as at December 31, 2017). For the three months ended March 31, 2018 and 2017, the Company recorded a gain of $44 million and a loss of $15 million, respectively, related to foreign exchange forward contracts. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.
As at March 31, 2018, Other current assets included an unrealized gain of $36 million ($nil as at December 31, 2017) and Accounts payable and other included an unrealized loss of $2 million ($19 million as at December 31, 2017), related to the fair value of outstanding foreign exchange forward contracts.

Fair value of financial instruments
As at March 31, 2018, the Company's investments had a carrying amount of $75 million ($73 million as at December 31, 2017). As at March 31, 2018, the Company's debt had a carrying amount of $11,912 million ($10,828 million as at December 31, 2017) and a fair value of $12,934 million ($12,164 million as at December 31, 2017).

Additional information relating to financial instruments is provided in Note 11 – Financial instruments to the Company's unaudited Interim Consolidated Financial Statements.

39   CN | 2018 Quarterly Review – First Quarter

Management's Discussion and Analysis

Recent accounting pronouncements

The following recent Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) were adopted by the Company during the first quarter of 2018:

Standard	Description	Impact
ASU 2017-07 Compensation –Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost
Requires employers that sponsor defined benefit pension plans and/or other postretirement benefit plans to report the service cost component in the same line item or items as other compensation costs. The other components of net periodic benefit cost are required to be presented in the statement of income separately from the service cost component and outside a subtotal of income from operations. The new guidance allows only the service cost component to be eligible for capitalization.
The guidance must be applied retrospectively for the presentation of the service cost component and other components of net periodic benefit cost in the statement of income and prospectively for the capitalization of the service cost component of net periodic benefit cost.

The Company adopted this ASU with an effective date of January 1, 2018. As a result, the classification of the components of pension and postretirement benefit costs other than current service cost are now shown outside of Operating income in a separate caption entitled Other components of net periodic benefit income in the Company's Consolidated Statements of Income.
As a result of applying this ASU, for the three months ended March 31, 2018 and 2017, operating income was reduced by $77 million and $79 million, respectively, with a corresponding increase presented in the new caption below Operating income with no impact on Net income.
The guidance allowing only the service cost component to be eligible for capitalization did not have a significant impact on the Company's Consolidated Financial Statements.

ASU 2016-01 Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities
Provides guidance for the recognition, measurement, presentation and disclosure of financial instruments.
Requires equity investments, except for those accounted for under the equity method or that result in consolidation, to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair value at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer.
The guidance must be applied prospectively by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption.

The Company adopted this ASU on a prospective basis with an effective date of January 1, 2018. As a result of applying this ASU, the Company elected to measure all existing equity investments without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.
The adoption of the ASU did not have a material impact on the Company's Consolidated Financial Statements.

ASU 2014-09, Revenue from Contracts with Customers and related amendments (Topic 606)
Requires entities to recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services.
Additional disclosures are required to assist users of financial statements to understand the nature, amount, timing and uncertainty of revenues and cash flows arising from an entity's contracts.
The guidance can be applied using either the retrospective or modified retrospective transition method.

The Company adopted the standard with an effective date of January 1, 2018 using the modified retrospective transition method applied to contracts that were not completed as of January 1, 2018. The adoption of the standard did not have an impact on the Company's Consolidated Financial Statements, other than for the new disclosure requirements.
See Note 3 – Revenues to the Company's unaudited Interim Consolidated Financial Statements for additional information.

40    CN | 2018 Quarterly Review – First Quarter

Management's Discussion and Analysis
The following recent ASUs issued by FASB have an effective date after March 31, 2018 and have not been adopted by the Company:

Standard (1)	Description	Impact	Effective date (2)
ASU 2018-02 Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income
Provides entities the option to reclassify the stranded tax effects resulting from the Tax Cuts and Jobs Act ("U.S. Tax Reform") from accumulated other comprehensive income to retained earnings.
The guidance also requires certain disclosures about stranded tax effects and a description of the accounting policy for releasing income tax effects from accumulated other comprehensive income.
The guidance can either be applied prospectively from the beginning of the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the U.S. Tax Reform is recognized.

The Company is currently evaluating the new guidance and has not determined whether it will elect to reclassify stranded amounts, and which transition method to apply if the election is made. The adoption of the ASU is not expected to have a material impact on the Company's Consolidated Financial Statements and related disclosures.
December 15, 2018. Early adoption is permitted.
ASU 2016-02, Leases (Topic 842)
Requires a lessee to recognize a right-of-use asset and a lease liability on the balance sheet for all leases greater than twelve months. The lessor accounting model under the new standard is substantially unchanged.
The new standard also requires additional qualitative and quantitative disclosures.
The guidance must be applied using the modified retrospective method.

The Company is evaluating the effects that the adoption of the standard will have on its Consolidated Financial Statements and related disclosures, systems, processes and internal controls.
The Company is implementing a new lease management system and has identified and begun implementing changes to processes and internal controls necessary to meet the reporting and disclosure requirements.
The Company is assessing contractual arrangements to determine if they qualify as leases under the new standard and has already reviewed a significant portion of its commitments under operating leases. The Company expects that the standard will have a significant impact on its Consolidated Balance Sheets due to the recognition of new right-of-use assets and lease liabilities for leases currently classified as operating leases with a term over twelve months.
The Company will adopt the requirements of the ASU effective January 1, 2019.
December 15, 2018. Early adoption is permitted.

(1)
Other recently issued ASUs required to be applied for periods beginning on or after March 31, 2018 have been evaluated by the Company and will not have a significant impact on the Company's Consolidated Financial Statements.

(2)	Effective for annual and interim reporting periods beginning after the stated date.

Critical accounting estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, depreciation, pensions and other postretirement benefits, personal injury and other claims and environmental matters, require management's more significant judgments and estimates in the preparation of the Company's Consolidated Financial Statements and, as such, are considered to be critical. Reference is made to the section entitled Critical accounting estimates of the Company's 2017 Annual MD&A for a detailed description of the Company's critical accounting estimates. There have not been any material changes to these estimates in the first quarter of 2018.
Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit Committee of the Company's Board of Directors. The Audit Committee has reviewed the Company's related disclosures.

41    CN | 2018 Quarterly Review – First Quarter

Management's Discussion and Analysis

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated.
Reference is made to the section entitled Business risks of the Company's 2017 Annual MD&A for a detailed description of such key areas of business risks and uncertainties with respect to: Competition, Environmental matters, Personal injury and other legal claims, Labor negotiations, Regulation, Economic conditions, Pension funding volatility, Reliance on technology and related cybersecurity risk, Trade restrictions, Terrorism and international conflicts, Customer credit risk, Liquidity, Supplier concentration, Availability of qualified personnel, Fuel costs, Foreign exchange, Interest rates, Transportation network disruptions, Severe weather and Climate change, which is incorporated herein by reference. Additional risks and uncertainties not currently known to management or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.
There have been no material changes to the risks described in the Company's 2017 Annual MD&A. The following is an update on labor negotiations, regulatory matters, and trade restrictions.

Labor negotiations
As at March 31, 2018, CN employed a total of 17,270 employees in Canada, of which 12,611, or 73%, were unionized employees; and 7,542 employees in the U.S., of which 5,986, or 79%, were unionized employees.

Canadian workforce
On March 21, 2018, CN reached a tentative agreement with the Teamsters Canada Rail Conference (TCRC) regarding the renewal of the collective agreement governing approximately 1,700 locomotive engineers, which expired on December 31, 2017. This tentative agreement is subject to ratification by TCRC membership, a process expected to take approximately 60 days.

U.S. workforce
As of April 23, 2018, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), companies owned by Wisconsin Central Ltd. (WC), Bessemer & Lake Erie Railroad Company (BLE) and The Pittsburgh and Conneaut Dock Company (PCD). Agreements in place have various moratorium provisions, which preserve the status quo in respect of the given collective agreement during the terms of such moratoriums. Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.
The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which GTW, ICC, WC and BLE have agreed to participate in, for collective agreements covering non-operating employees. The National Carriers Conference Committee (NCCC), representing the rail carriers, has reached ratified agreements with nine unions that represent roughly 70% of the U.S. railroad employee population. The NCCC and a union bargaining coalition that represents approximately 20% of the U.S. railroad employee population have agreed to a binding arbitration process that will settle open contract terms. Upon completion of the arbitration proceeding, the NCCC will have concluded contract negotiations with all but two U.S. unions, including over 3,000 of CN's 3,500 U.S. non-operating craft employees. Bargaining continues under the direction of the National Mediation Board with those two unions (International Association of Machinists and Aerospace Workers, and International Brotherhood of Electrical Workers) that have not agreed to new contract terms. Those two unions represent approximately 7.5% of CN's unionized employee workforce. Collective agreements covering operating employees at GTW, ICC, WC, BLE and all employees at PCD continue to be bargained on a local (corporate) basis. Fifteen of the sixteen collective agreements, covering approximately 98% of the operating craft employees or 44% of CN's unionized employee workforce, are currently under renegotiation.

There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company's results of operations or financial position.

42    CN | 2018 Quarterly Review – First Quarter

Management's Discussion and Analysis
Regulation
Economic regulation – Canada
On November 1, 2017, the House of Commons completed its review of Bill C-49, the Transportation Modernization Act. The Senate completed its review on March 29, 2018. The Bill is now before the House of Commons to complete the parliamentary process before enactment.

Economic regulation – U.S.
Pursuant to the Passenger Rail Investment and Improvement Act of 2008 (PRIIA), the U.S. Congress authorized the Surface Transportation Board (STB) to investigate any railroad over whose track Amtrak operates that fails to meet heightened performance standards jointly promulgated by the Federal Railroad Administration (FRA) and Amtrak for Amtrak operations extending over two calendar quarters and to determine the cause of such failures. Should the STB commence an investigation and determine that a failure to meet these standards is due to the host railroad's failure to provide preference to Amtrak, the STB is authorized to assess damages against the host railroad. On January 19, 2012, Amtrak filed a complaint with the STB to commence such an investigation, including a request for damages for preference failures, for allegedly sub-standard performance of Amtrak trains on CN's ICC and GTW lines. On December 19, 2014, the STB granted Amtrak's motion to amend its complaint to limit the STB's investigation to a single Amtrak service on CN's ICC line. That case was held in abeyance for the STB's issuance of a final rule on July 28, 2016, defining intercity passenger on-time performance under Section 213 of PRIIA for purposes of triggering such investigations. The rail industry appealed the STB's final rule in the U.S. Court of Appeals for the Eighth Circuit. On July 12, 2017, the Eighth Circuit concluded that the STB exceeded its authority in adopting its final rule and vacated the STB's final rule. On November 9, 2017, Amtrak and some other passenger groups sought review from the U.S. Supreme Court. On February 20, 2018, the U.S. Supreme Court denied their petitions for review. On March 29, 2018, CN filed a motion to dismiss Amtrak's Section 213 complaint. On April 13, 2018, the STB dismissed without prejudice Amtrak's Section 213 complaint against CN.
       In a separate proceeding, the rail industry had previously challenged as unconstitutional Congress' delegation to Amtrak and the FRA of joint authority to promulgate the PRIIA performance standards. On March 23, 2017, the U.S. District Court for the District of Columbia concluded that Section 207 of PRIIA was void and unconstitutional and vacated the performance standards. The Government defendants are challenging this decision in the U.S. Court of Appeals for the District of Columbia, and an oral argument was held on March 5, 2018.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the Canadian and U.S. federal governments and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Trade restrictions
Talks between Canada, the U.S. and Mexico to renegotiate the North American Free Trade Agreement (NAFTA) took place in the months of August 2017 to March 2018.
It is too early to assess the potential outcome of the NAFTA negotiations and as such, there can be no assurance that the outcome of such negotiations or other potential trade actions taken by governments and agencies will not materially adversely affect the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively impact earnings and/or cash flow.

Controls and procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2018, have concluded that the Company's disclosure controls and procedures were effective.
During the first quarter ended March 31, 2018, there was no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

43    CN | 2018 Quarterly Review – First Quarter